UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2018

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (No. 333-222820 and 333-221462) of ObsEva SA (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated July 25, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OBSEVA

Date: July 25, 2018	By:	/s/ Ernest Loumaye
		Name	Ernest Loumaye
		Title:	Chief Executive Officer

Exhibit 99.1

ObsEva Expands Executive Team Hiring a Chief Commercial Officer

Geneva, Switzerland and Boston, MA – July 25, 2018 – ObsEva SA (NASDAQ: OBSV / SIX: OBSN), a Swiss clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy, today announced the appointment of a Chief Commercial Officer, Wim Souverijns, who will be based at the Company headquarters in Geneva, Switzerland.

Mr. Souverijns brings nearly 20 years of experience in the pharmaceutical industry and recently served as Corporate Vice President, Global Marketing, Hematology & Oncology within Celgene out of Summit, New Jersey. During his tenure at Celgene, Mr. Souverijns took on several strategic roles serving as Head of EMEA and later Global Marketing Excellence, as well as operational roles as General Manager for the Nordics and the UK & Ireland. Previously, Mr. Souverijns developed his pharmaceutical experience through various international assignments at PwC Consulting and in different market access leadership roles at Amgen, both in the European headquarters previously based in Luzern, Switzerland, as well as at the global level out of Thousand Oaks, California.

With the announcement of Wim Souverijns, ObsEva takes an important next step in the execution of its strategy building a leading women’s reproductive health and pregnancy company focused on conditions where current treatment options are limited and significant unmet needs exist. With its pipeline of three potential best-in-class late stage-candidates developing according to plan and a potential go-to-market for nolasiban as early as 2020, the company strengthens its executive team with Wim Souverijns, a renowned and experienced commercial leader in the biopharmaceutical industry. Wim will be responsible for leveraging ObsEva’s differentiated market position and building commercial capabilities needed to become a multi-product biopharmaceutical company.

Ernest Loumaye, CEO and Co-Founder of ObsEva said: “We are very excited to be welcoming Wim to ObsEva as we move forward after positive clinical trial results for nolasiban and linzagolix. As we enter this new chapter for the company, the addition of Wim’s leadership and knowledge in the commercial field will be invaluable to prepare the company for the commercialisation of our novel, potential best-in-class women’s reproductive health and pregnancy therapeutics.”

About ObsEva

ObsEva is a clinical-stage biopharmaceutical company focused on the clinical development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor and improving IVF outcomes. ObsEva is listed on The NASDAQ Global Select Market and is trading under the ticker symbol “OBSV”, as well as on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”.

For more information, please visit www.ObsEva.com.

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For further information, please contact:

Media Contact Switzerland and Europe:

Christophe Lamps

Dynamics Group

cla@dynamicsgroup.ch

+41 22 308 6220 Office

+41 79 476 26 87 Mobile

Media Contact U.S.:

Jeanene Timberlake

RooneyPartners LLC

jtimberlake@rooneyco.com

+1 646 770 8858

CEO Office Contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

+1 857 972 9347 Office

+1 781 366 5726 Mobile

Cautionary Note Regarding Forward Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan,” “potential,” “will,” and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include expectations regarding the advancement and commercial potential of our product candidates. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include the inherent uncertainties in the development and commercialization of therapies and clinical trials and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2017, and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at http://www.obseva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.